As filed with the Securities and Exchange Commission on August 8, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ELECTROGLAS, INC.

(Name of Subject Company (Issuer))

ELECTROGLAS, INC.

(Name of Filing Persons (Offeror))

Certain Options Under the Electroglas, Inc. 1993 Long-Term Incentive Plan,

the Electroglas, Inc. 1997 Stock Incentive Plan and

the Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

(Title of Classes of Securities)

285324109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thomas E. Brunton

Chief Financial Officer

Electroglas, Inc.

6024 Silver Creek Valley Road

San Jose, California 95138

(408) 528-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Electroglas, Inc. 6024 Silver Creek Valley Road San Jose, California 95138 (408) 528-3000 Attn: Thomas E. Brunton	MORRISON & FOERSTER LLP 755 Page Mill Road Palo Alto, California 94304 (650) 813-5600 Attn: Justin Bastian

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$8,990,087.30	$728.00**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,178,317 shares of common stock of Electroglas, Inc. having an aggregate value of $8,990,087.30 as of June 30, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $80.90 per $1,000,000 of the value of the transaction.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Electroglas, Inc. (the “Company”) with the Securities and Exchange Commission on July 16, 2003, as amended, relating to an offer by the Company to exchange certain outstanding options upon the terms and subject to the conditions set forth in the Offer to Exchange, dated July 16, 2003, as amended and supplemented. Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO remain unchanged.

Item 1.	Summary Term Sheet.

The second sentence of the first paragraph of Section 22 of Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read as follows: “This section briefly highlights the material risks.”

Subparagraph (a) of Schedule A of Exhibit (a)(1), Offer to Exchange is hereby amended and restated to read as follows: “(a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer, the acquisition of some or all of the options elected for exchange pursuant to this Offer or the issuance of Replacement Options, or otherwise relates in any manner to the Offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Electroglas or our subsidiaries or affiliates, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or affiliates to exchange the options and to do so without having to record a compensation expense in connection with this Offer, or materially impair the contemplated benefits of the Offer to us of having a fewer number of options outstanding and not having to record a compensation expense in connection with this Offer;”

Subparagraph (b)(iii) of Schedule A of Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read as follows: “materially and adversely affect the business, condition (financial or other), income, operations or prospects of Electroglas or our subsidiaries or affiliates, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or affiliates to exchange the options and to do so without having to record a compensation expense in connection with this Offer, or materially impair the contemplated benefits of the Offer to us of having a fewer number of options outstanding and not having to record a compensation expense in connection with this Offer;”

Item 12.	Exhibits.

(a)	(1)		Offer to Exchange, dated July 16, 2003, as amended on July 31, 2003

	(2	)*	Form of Letter of Transmittal

	(3	)*	Form of Email to Eligible Option Holders

	(4	)*	Form of Letter of Withdrawal

	(5	)*	Form of Email Accompanying Distribution of the Offer

	(6	)*	Form of Confirmation of Receipt of Letter of Transmittal

	(7	)*	Form of Reminder of Approaching Expiration of Option Period

	(8	)*	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program

	(9	)*	Question and Answer Document for Employees of Electroglas, Inc.

	(10)		Electroglas, Inc. Definitive Proxy Statement for its Annual Meeting of Stockholders held May 20, 2003, filed with the Securities and Exchange Commission on April 16, 2003 and incorporated herein by reference

	(11)		Electroglas, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 28, 2003 and incorporated herein by reference (Commission File No. 000-21626)

	(12)		Electroglas, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 12, 2003 and incorporated herein by reference (Commission File No. 000-21626)

(b)	Not applicable.

(d)	(1)*	Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

	(2)*	Amendment to Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

	(3)*	Form of Option Agreement Pursuant to the Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ELECTROGLAS, INC.

By:	/s/ Thomas E. Brunton
Chief Financial Officer

Date: August 8, 2003

INDEX TO EXHIBITS

Exhibit Number		Description

(a	)(1)	Offer to Exchange, dated July 16, 2003, as amended on July 31, 2003

(a	)(2)*	Form of Letter of Transmittal

(a	)(3)*	Form of Email to Eligible Option Holders

(a	)(4)*	Form of Letter of Withdrawal

(a	)(5)*	Form of Email Accompanying Distribution of the Offer

(a	)(6)*	Form of Confirmation of Receipt of Letter of Transmittal

(a	)(7)*	Form of Reminder of Approaching Expiration of Option Period

(a	)(8)*	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program

(a	)(9)*	Question and Answer Document for Employees of Electroglas, Inc.

(a	)(10)	Electroglas, Inc. Definitive Proxy Statement for its Annual Meeting of Stockholders to be held May 20, 2003, filed with the Securities and Exchange Commission on April 16, 2003 and incorporated herein by reference

(a	)(11)	Electroglas, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 28, 2003 and incorporated herein by reference (Commission File No. 000-21626)

(a	)(12)	Electroglas, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 12, 2003 and incorporated herein by reference (Commission File No. 000-21626)

(d	)(1)*	Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

(d	)(2)*	Amendment to Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

(d	)(3)*	Form of Option Agreement Pursuant to the Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

*	Previously filed.